UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                                  Salant Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    793897109
               ---------------------------------------------------
                                 (CUSIP Number)

                                 Judy K. Mencher
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                              Wellesley, MA  02181
                                  781-283-8500
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                 April 20, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
  schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ].

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

                                  SCHEDULE 13D
CUSIP NO. 793897109                       PAGE 2 OF 14 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital Management, LLC
     04-3300754
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,615,730
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,615,730
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,615,730
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.8%
14   TYPE OF REPORTING PERSON *
     IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 793897109                       PAGE 3 OF 14 PAGES



1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Galileo Fund, L.P.
     04-3258283
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        24,400
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     24,400
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     24,400
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .2%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 793897109                       PAGE 4 OF 14 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Overseas Corp.
     98-0151108
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,337,168
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,337,168
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,337,168
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.9%
14   TYPE OF REPORTING PERSON *
     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 793897109                       PAGE 5 OF 14 PAGES



1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Galileo, LLC
     04-3304422
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,361,568
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,361,568
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,361,568
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.1%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 793897109                       PAGE 6 OF 14 PAGES



1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Copernicus Fund, L.P.
     04-3193825
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        251,162
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     251,162
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     251,162
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.7%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 793897109                       PAGE 7 OF 14 PAGES



1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Copernicus, LLC
     04-3304417
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        251,162
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     251,162
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     251,162
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.7%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 793897109                       PAGE 8 OF 14 PAGES

ITEM 1.   SECURITY AND ISSUER:

     This Amendment No. 5 to Schedule 13D ("Amendment No. 5") should be read in conjunction with the Schedule 13D dated July 11, 1996 ("Schedule 13D"); Amendment No. 1 to Schedule 13D dated September 30, 1996 ("Amendment No. 1"); Amendment No. 2 to Schedule 13D dated October 17, 1996 ("Amendment No. 2"); Amendment No. 3 to Schedule 13D dated November 4, 1996 ("Amendment No. 3") and Amendment No. 4 to Schedule 13D dated February 11, 1997 ("Amendment No. 4") each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates. This Amendment No. 5 amends the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D.

     This filing of this Amendment No. 5 is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

     This Amendment No. 5 relates to shares of the common stock , par value $1.00 per share (the "Shares") of Salant Corp. (the "Company"). The principal executive offices of the Company are located at 1114 Avenue of the Americas, New York, NY 10036.

ITEM 2.   IDENTITY AND BACKGROUND:

     Item 2 is deleted in its entirety and amended as follows:

     This statement is being filed jointly by DDJ Capital Management, LLC. ("DDJ"), a Massachusetts limited liability company, The Galileo Fund, L.P., a Delaware limited partnership, DDJ Overseas Corporation, a Cayman Islands corporation, DDJ Galileo, LLC, a Massachusetts limited liability company, The Copernicus Fund, L.P., a Delaware limited partnership and DDJ Copernicus, LLC, a Massachusetts limited liability company. Each of the aforementioned entities shall be collectively referred to as the "DDJ Affiliates". DDJ Galileo, LLC is general partner of, and DDJ is the investment manager for, The Galileo Fund, L.P. DDJ Galileo owns all of the voting securities of, and DDJ is the investment manager for, DDJ Overseas Corp. DDJ Copernicus, LLC is the general partner of, and DDJ is the investment manager for, The Copernicus Fund, L.P.

     The Shares described herein are owned by one or more of The Galileo Fund, L.P., DDJ Overseas Corp. and The Copernicus Fund, L.P. (jointly, the "Funds"). The principal office of each of DDJ and the DDJ Affiliates, with the exception of DDJ Overseas Corp. are located at 141

                                  SCHEDULE 13D
CUSIP NO. 793897109                       PAGE 9 OF 14 PAGES

Linden Street, Suite 4, Wellesley, Massachusetts 02181. The principal office of DDJ Overseas Corp. is: c/o Goldman Sachs (Cayman), Harbour Centre, George Town, Post Office Box 896, Grand Cayman Islands.

     The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers and directors of DDJ and each of the DDJ Affiliates are set forth on Schedule A hereto.

     Within the past five years, none of DDJ or the DDJ Affiliates named in this
Item 2 or, to the best of its knowledge, the persons listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.   SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     Item 3 is deleted in its entirety and amended as follows:

     The Funds which own or owned Shares purchased an aggregate of 1,612,730 Shares for cash in the amount of approximately $6,338,081.04 including brokerage commissions. All of 24,400 Shares owned by The Galileo Fund, L.P. were purchased for cash; all of the 1,337,168 Shares owned by DDJ Overseas Corp. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co. and all of the 251,162 Shares owned by The Copernicus Fund, L.P. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.

     Shares sold by the Funds since February 20, 1998 are set forth on the attached Schedule B.

ITEM 4.   PURPOSE OF TRANSACTION:

     Item 4 is deleted in its entirety and amended as follows:

     The Shares were purchased in order to acquire an equity interest in the Company in pursuit of specified investment objectives established by the investors in the Funds. DDJ and the DDJ Affiliates may continue to have the Funds purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Funds.

                                  SCHEDULE 13D
CUSIP NO. 793897109                      PAGE 10 OF 14 PAGES


     DDJ and the DDJ Affiliates intend to review continuously the equity position of the Funds in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, DDJ and the DDJ Affiliates may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

     None of DDJ or the DDJ Affiliates has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer or a material amount of assets of or involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or bylaws, (v) the Company's Shares becoming eligible for termination of their registration pursuant to Section 12(g)(4) of the 1934 Act, or (vi) any similar action.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER:

     Item 5 is deleted in its entirety and amended as follows:

     (a) The Galileo Fund, L.P. owns, and DDJ Galileo, LLC and DDJ beneficially own, as general partner and investment manager, respectively, of The Galileo Fund, L.P. 24,400 Shares, or approximately .2% of the outstanding Shares of the Company. DDJ Overseas Corp. owns, and DDJ, as investment manager for DDJ Overseas Corp. beneficially owns 1,337,168 Shares or approximately 8.9% of the
Company.   The Copernicus Fund, L.P. owns, and DDJ Copernicus, LLC and DDJ beneficially own, as general partner and investment manager, respectively of The Copernicus Fund, L.P. 251,162 Shares or approximately 1.7% of the Company. Accordingly, DDJ, as investment manager to the Funds may be deemed to beneficially own 1,615,730 Shares, or approximately 10.8% of the outstanding Shares of the Company. Judy K. Mencher, a Member of DDJ, DDJ Galileo, LLC, DDJ Copernicus, LLC and a Vice President of DDJ Overseas Corp. beneficially owns 3,000 Shares of representing .0%. She has sole power to vote and to dispose of 1,500 Shares; and both she and the beneficiary of the account each have sole power to vote and to dispose of 1,500 Shares. Neither DDJ nor any of the DDJ Affiliates and, to the best of knowledge of DDJ and DDJ Affiliates, with the exception of Ms. Mencher, none of the persons named in Schedule A, beneficially own any other Shares.

     (b) Each of the aforementioned entities has sole power to vote and to dispose of the Shares so indicated.

                                  SCHEDULE 13D
CUSIP NO. 793897109                      PAGE 11 OF 14 PAGES


     (c) Except as set forth in Item 3, neither DDJ nor any of the DDJ Affiliates, and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto have effected any transaction in the Shares during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     Item 6 is deleted in its entirety and amended as follows:

     Other than as described in this Schedule 13D, neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including respecting voting or transfer of Company securities or joint venture, finder's fee or the like.

     The Funds may from time to time own debt securities issued by the Company, and may from time to time purchase and or sell such debt securities.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

     Not Applicable.

                                  SCHEDULE 13D
CUSIP NO. 793897109                      PAGE 12 OF 14 PAGES



                                   Signature:
                                    ========

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:  /s/  Judy K. Mencher
     --------------------------------
     Judy K. Mencher
     Member

                                  SCHEDULE 13D
CUSIP NO. 793897109                      PAGE 13 OF 14 PAGES



                                   SCHEDULE A
                                   ===========

     The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite 4, Wellesley, MA 02181, except that the principal address of DDJ Overseas Corp. and Mr. Austin is set forth in Item 2. Mr. Harmetz, Mr. Breazzano and Ms. Mencher are U. S. citizens. Mr. Austin is a Cayman Islands citizen.


NAME             PRINCIPAL OCCUPATION OR EMPLOYMENT
=====            =======================================

Daniel G. HarmetzPrincipal of DDJ Capital Management, LLC, DDJ Galileo, LLC and
                 DDJ Copernicus, LLC

David J. Breazzano    Principal of DDJ Capital Management, LLC, DDJ Galileo,
                 LLC and DDJ Copernicus, LLC

Judy K. Mencher  Principal of DDJ Capital Management, LLC, DDJ Galileo, LLC,
                 DDJ Copernicus, LLC, Vice President of DDJ Overseas Corporation and Director of Kepler Overseas Corp.

Michael Austin   Director of DDJ Overseas Corporation, Director of Kepler
                 Overseas Corp.; Corporate Director

                                  SCHEDULE 13D
CUSIP NO. 793897109                      PAGE 14 OF 14 PAGES


                                   SCHEDULE B
                                   ===========

SALANT CORP.
======================

     Set forth below is an itemization of all sales of Shares of Common Stock since February 20, 1998. The transactions were made for cash in open market transactions.

          TYPE:
          PURCHASE                       AGGREGATE
DATE      OR SALE        SHARES              PRICE



3/4/98    SALE          (10,000)        ($8,137.71)
3/5/98    SALE          (12,500)       ($10,562.13)
3/19/98   SALE          (32,200)       ($22,255.86)
4/13/98   SALE           (9,000)        ($6,007.29)
4/15/98   SALE          (23,400)       ($16,847.41)
4/20/98   SALE          (55,000)       ($39,598.62)